Exhibit 99.1

Intec Pharma Expands Intellectual Property for AP-CDLD with Patent in South Korea

JERUSALEM, ISRAEL – (April 6, 2016) – Intec Pharma Ltd. (NASDAQ: NTEC) (TASE: INTP), a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology, today announced that the company has been informed that the Korean Intellectual Property Office granted a South Korean patent to the company’s patent application for an Accordion Pill containing certain drugs, including the combination Carbidopa and Levodopa. The patent, granted under No. 10-1601649, is titled “Carbidopa / Levodopa Gastroretentive Drug Delivery,” and is currently scheduled to remain in force until April 17, 2029. The patent belongs to the company’s IN-7 patent family, which pertains to the combination of certain drugs with the Accordion Pill.

Zeev Weiss, CEO of Intec Pharma, said: “The approval of this new South Korean patent is an important step for our company in extending the intellectual property protection, and potential future market, for our leading product candidate, the Accordion Pill Carbidopa/Levodopa, beyond the U.S., South Africa and Israel.”

About Intec Pharma Ltd.

Intec Pharma Ltd. is a clinical stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline currently includes three product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CDLD, which is being developed for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, Accordion Pill Zaleplon, or AP-ZP, which is being developed for the indication of treatment of insomnia, including sleep induction and the improvement of sleep maintenance, and an Accordion Pill that is being developed for the prevention and treatment of gastroduodenal and small bowel Nonsteroidal Anti-Inflammatory Drug induced ulcers.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; the potential of adverse side effects or other safety risks that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Zeev Weiss

Chief Executive Officer

(+972) (2) 586-4657

Zeev@intecpharma.com

Oren Mohar

Chief Financial Officer

(+972) (2) 586-4657

Oren@intecpharma.com